Exhibit 4.8
LEAVE AND LICENCE AGREEMENT
This Leave and Licence Agreement (the “Agreement”) is made at Mumbai on 29th Dec 2006 BETWEEN
1.	Sofotel Software Services Private Limited, a company incorporated under the Companies Act, 1956, and having its registered office at 10-B, Bakhtawar, Nariman Point, Mumbai 400021 (hereinafter referred to as the “Licensor”, which expression shall, unless repugnant to the context or meaning thereof, be deemed to mean and include its successors and assigns) of One Part.
AND
2.	WNS Global Services Private Limited, a company incorporated under the Companies Act, 1956, and having its office at Gate 4, Godrej & Boyce Complex, Pirojshanagar, Vikhroli (W) Mumbai 400 079, (hereinafter referred to as the “Licensee”) of the Other Part.
(“Party” or “Parties” shall have individual or collective reference to the Licensor and the Licensee)

WHEREAS
A.	The Licensor has the absolute right to use, occupy, possess, and enjoy the entire building known as the Commercial Office Building (the “Building”) (along with its common areas and exclusive car parking spaces) situated on plot No. 192B and which is more particularly described in the Plan annexed hereto as Annexure A.
B.	The Licensee has requested the Licensor to grant to the Licensee the use of the office premises on the lower ground floor, ground floor of the Building having, inter-alia, an aggregate area admeasuring 36,500 sq.ft or thereabouts (the “Premises”), on a leave and licence basis and the Licensor has agreed to grant such permission to the Licensee by way of leave and licence for the period, at the consideration and upon the terms and conditions as hereinafter mentioned.
NOW THEREFORE THE PARTIES AGREE AND THIS AGREEMENT WITNESSETH AS FOLLOWS:
1.	GRANT OF LICENCE AND TERM OF THE AGREEMENT
The recitals contained herein shall be deemed to constitute an integral operative part of this Agreement.
1.1	In consideration of the licence fees hereinafter reserved and of the rights and the covenants of the Licensee hereinafter contained, the Licensor hereby agrees to grant to the Licensee and the Licensee hereby agrees to take on leave and licence the Premises for a term of 60 months commencing from 1 January, 2007 (the “Effective Date”) on the terms and conditions herein contained. The Licensee shall be entitled to use the furniture, fixtures and fittings lying in the Premises, a list of which is annexed hereto and marked Annexure B.
1.2	The Licensor hereby confirms that in view of the licence granted by this Agreement the directors, employees, servants, staff, agents and the bonafide visitors of the Licensee shall be permitted and shall be at liberty to enter and use the Premises for the purpose of the Licensee’s business.
1.3	The Licensor shall, on the Effective Date, hand over to the Licensee physical possession of the Premises and a set of duplicate key(s), which would permit the Licensee to gain access to the Premises and all other areas in and around the Premises.

2.	CONSIDERATION
2.1	In consideration of the licence hereby granted by the Licensor to the Licensee for the Premises and the Services to be rendered by the Licensor under Clause 6 hereunder, the Licensee hereby agrees to pay to the Licensor licence fees at the rate of Rs. 16,61,415 (Rupees Sixteen lakh sixty one thousand four hundred and fifteen only) per month (the “Licence Fees”) for a period of thirty six (36) months commencing the Effective Data where after both parties shall mutually agree to an escalation of License Fees which in no event, shall exceed fifteen (15) percent of the License Fees and such mutually agreed escalated Licence Fees shall be payable by the Licensee to the Licensor for the balance of the licence period i.e. twenty four (24) months. It is clarified that except for the Licence Fees, the Licensee shall not be liable to pay any further fees, service charges, rentals, maintenance, water charges, municipal taxes or any pre-quantified annual/monthly maintenance charges to the Licensor or any other third party in relation to the Premises and the Licensor acknowledges that the due payment of the Licence Fees forms the sole and adequate consideration for the licence granted herein and the Services to be rendered by the Licensor under Clause 6 hereunder. It is hereto agreed between the Parties that the Licensee shall have the exclusive right to use only in the manner in which such common areas in any building are normally put to use and in keeping with the decor / layout of the Building, the common areas of the Premises that have been demarcated in the plan annexed hereto as Annexure A (the “Common Areas”) without payment of any additional licence fees or rentals.
2.2	The Licence Fees shall be payable in advance by the Licensee monthly, on or before the 5th (fifth) day of each month for that month’s use. The Licensor hereby covenants with the Licensee that upon the Licensee paying the Licence Fees on or before the date mentioned herein, in the manner herein provided and by observing and performing the covenants, conditions and stipulations herein contained, the Licensee shall be permitted unimpeded use and occupation of the Premises during the period of the Licence herein created.
2.3	The Licensee shall withhold taxes on all amounts due and payable to the Licensor as may be required under the Income Tax Act, 1961 or any other law as may be applicable and shall make payments to the Licensor subject to such taxes being withheld. The Licensee shall periodically and always within a reasonable time provide the Licensor with the relevant TDS certificates in respect of the aforesaid tax deductions.
2.4	The Licensee shall, during the term of this Agreement, pay all regular outgoings in respect of the Premises. These shall include the charges for electricity consumed based on the reading of the meter installed in that behalf within the period stipulated in the bill issued by the supplier of electricity to whom the payment shall be directly remitted by the Licensee. The Licensor undertakes to forward to the Licensee the bills for such electricity supply, if at all the Licensor receives such bills. It shall however not be the Licensor’s responsibility to track and ensure the receipt of the bills by the Licensee whose responsibility it shall be to ensure that the electricity bills are always paid regularly.
3.	SECURITY DEPOSIT
3.1	On or before the execution of this Agreement, the Licensee shall deposit with the Licensor a sum of Rs. 16,61,415 (Rupees Sixteen lakh sixty one thousand four hundred and fifteen only) as an interest free security deposit (hereinafter referred to as the “Security Deposit”). On completion of the initial thirty six (36) months as per clause 2.1, the security deposit would increase proportionately with the license fee.
3.2	The Licensor shall repay to the Licensee the Security Deposit upon the expiry or sooner determination of the licence period as provided herein simultaneously upon handing over of vacant Premises (duly debonded) by the Licensee to the Licensor. As provided herein or on the settlement of any outstanding bills in respect of the premises payable by the Licensee hereunder, whichever is earlier, provided that the Licensee removes themselves their belongings, equipment, furniture and fixtures from the premises and hands over the vacant possession of the premises (duly debonded) by the licensor forthwith upon such expiry an/determination.
3.3.	If the Licensor fails to refund the Security Deposit or any part thereof for any reason whatsoever, the Licensee shall, without prejudice to its right to recover the Security Deposit or any part thereof or to any legal remedy available to it, be entitled to claim from the Licensor interest calculated at the rate of 2% per month on outstanding Security Deposit or any part thereof, calculated till the date of actual payment of the said amount.
4.	LICENSEE’S COVENANTS
The Licensee hereby agrees, undertakes and covenants with the Licensor as follows:
(a)	that within the Premises, including the Common Areas within the Building the Licensee shall keep the interior walls, floors, ceiling, doors, windows, electric fittings and installations and water connections in good order and condition (reasonable wear and tear and loss or damage by fire, accident, irresistible force or act of God excepted);

(b)	that upon the expiration or sooner determination of this Agreement, the Licensee shall remove from the Premises, all such furniture and fittings belonging to the Licensee without in any way damaging the Premises;

(c)	that upon the expiry of the period of the licence or sooner determination of this Agreement, the Licensee shall forthwith vacate the Premises and hand over vacant and peaceful possession of the Premises (duly debonded) to the Licensor;

(d)	that the Licensee shall promptly notify the Licensor of any notice received by the Licensee in respect of the Premises;

(e)	that subject to Clause 10.1 hereto, the Licensee shall not have any right to transfer, assign, mortgage or part with possession of the Premises or create any third party rights therein in any manner whatsoever;

(f)	that the Licensee shall keep all articles, furniture, fixtures, vehicles or valuables in the Premises at its own risk in all respects and the Licensee shall not hold the Licensor responsible or liable for any damage to the same or any loss due to theft etc. provided that such damage, loss or theft is not caused by the negligence of the Licensor, its employees or agents;

(g)	that the Licensee shall permit the Licensor’s authorised representatives to inspect the Licensed Premises during the day upon providing reasonable prior notice in that behalf of at least 3 (three) working days to the Licensee;

(h)	that the Licensee agrees that it shall not undertake any activity which would be contrary to the terms and conditions of this Agreement or which would otherwise adversely affect the Licensor’s right, title or interest in respect of the Premises;

(i)	that the License shall bear all running costs incurred in the operation of all back to back standby diesel generators installed by the Licensor pursuant to Clause 5 (c) of this Agreement.
5.	LICENSOR’S COVENANTS
The Licensor hereby agrees, undertakes and covenants with the Licensee as follows:
(a)	that upon the Licensee observing and performing the stipulations and covenants herein contained to be observed and performed by it, the Licensee shall during the period of this Agreement, use and occupy the premises without interference from the Licensor or any person or persons claiming under or through it.

(b)	that the Licensor has the sole and absolute possession of the Premises, has proper title to the Premises and has the full power and absolute right and authority to grant unto the Licensee the Premises to use the same for its business activities.

(c)	that there is no mortgage, charge, encumbrance, impediment or restraint or injunction against the Licensor or in respect of the Premises that would in any way affect the Licensee’s rights under this Agreement. Further, the Licensor undertakes that it shall not, during the subsistence of this Agreement, create any charge, mortgage or other encumbrance over the Premises or assign, transfer or otherwise deal with the Premises in such a manner so as to prejudice the rights of the Licensee hereunder.

(d)	that it has obtained comprehensive insurance policy/ies designed to cover all risks associated with the Premises and shall provide a copy of such insurance policy/ies to the Licensee on the date of execution hereof. The Licensor further undertakes that it shall duly and promptly pay all premiums / fees in connection with the said insurance policy/ies during the subsistence of this Agreement.

(e)	that the Licensor shall, install back to back standby diesel generators to enable the said generators to generate adequate power and support for the entire Premises including the electricity requirements of the Licensee

(f)	subject to Clause 6, that the Licensor shall bear all the expenses towards maintenance and upkeep in relation to the air-conditioning provided by the Licensor.

(g)	subject to applicable local and municipal regulations, that the Licensee shall be entitled to put up nameplates and signages in respect of its business at such places in the Premises as may seem appropriate to the Licensee;

(h)	that the Licensor shall, in the event of termination/expiry of this Agreement, and simultaneously upon the peaceful vacation of the Premises (duly debonded) by the Licensee, refund to the Licensee the whole of the Security Deposit subject to and as provided in Clause 3.2 above;
(i)	that the Licensor has obtained all the requisite statutory approvals in relation to the Premises and that the occupation and use of the Premises by the Licensee is in consonance with such approvals. Further, the Licensor represents and warrants that it shall ensure that the requisite statutory approvals and permits in relation to the Premises and use and occupation thereof remain in force at all times during the subsistence of this Agreement;

(j)	that the Licensor, has obtained all requisite corporate and other approvals in relation to the license of the Premises to the Licensee as contemplated herein and further that the execution of this Agreement shall not result in any violation of any law or any agreement between the Licensor and any third party or otherwise contravene any third party rights;

(k)	that the Licensor shall keep the Building’s exterior and the Common Areas around the Building in good repair and condition (reasonable wear and tear and loss or damage by fire, accident, irresistible force or act of God excepted). However, any damage to the premises resulting from the exceptions mentioned herein shall not relieve the obligation of the Licensor to make best endeavor to repair the Premises at the earliest if such damage has resulted in interruption wholly or partially of the conduct of business activities of the Licensee;

(l)	that the car parking spaces within the Building but separately demarcated for the Premises shall be reserved exclusively for the Licensee and that it shall take all necessary steps to ensure that no third party uses or encroaches upon the same.
6.	SERVICES

6.1	The Licensor shall with effect from the Effective Date provide the Licensee and their employees during the tenure of the Agreement, the following facilities and amenities (the “Services”):
(a)	Security arrangements in respect of the common areas outside the Building and in the parking areas.

(b)	Maintenance and upkeep of the common area around the Premises and the Building. Without prejudice to the generality of the foregoing the Licensor shall, at all times during the subsistence of the Agreement, keep the common area around the Premises and the Building clean and hygiene and in a good state of repair including but not limited to provision of water disposal services, re-painting the exterior of the Premises, maintenance and upkeep of the common areas within/around the Premises, maintenance and upkeep of the lift, arranging for regular pest control, water tank cleaning, upkeep and maintenance of the garden around the Premises and subject to Clause 6.1 (c) hereunder undertaking any major repairs or structural changes/modifications to the premises as may be required.

(c)	The Licensor shall obtain the prior written permission of the Licensee before undertaking any major repairs or structural changes/modifications to the Premises, which are likely to interfere with the peaceful enjoyment and day-to-day activities of the Licensee.

(d)	The Licensor shall ensure that all water and electricity connections and sewage and waste disposal facilities in the common areas, as described in Annexure A hereto, are kept in a good state of repair.

(e)	The Licensor shall at the request of the Licensee demarcate slots for the purpose of car parking and paint the said facility so that the slots are clearly visible. The Licensor shall also maintain the car-parking slots and ensure that no third party encroaches upon the same. The access to the car park facility shall be available exclusively to the Licensee and their employees, representatives, designees and bonafide visitors at all times during the tenure of the Agreement.

(f)	The Licensor shall permit lorries and other vehicles for transporting the Licensee’s goods and material to enter the Building premises.

(g)	The Licensor shall provide suitable space in the Building for the installation of any satellite antenna or microwave tower and ancillary equipment that the Licensee may be desirous of erecting and duct space enabling the connection of the said antenna or tower or ancillary equipment to any area within the Premises. It is hereby clarified that any statutory or regulatory approvals required for the erection or operation of the aforesaid antenna or tower shall be obtained by the Licensee at its cost and the Licensor shall render to the Licensee all reasonable assistance that Licensee may request in that behalf.

(h)	The Licensor shall be responsible for the provision of satisfactory fire fighting facilities including but not limited to the provision and maintenance of fire hydrants within/around the Premises and periodical statutory testing/certification of equipment in accordance with the local rules/regulations as may be prevalent/issued by the Pune Municipal Corporation.

(i)	The Licensor shall ensure that it provides adequate water storage facilities for the Premises, meeting the total requirements and for the exclusive utilisation of the Licensee.
6.2	The Licensor shall ensure that the Services shall not interfere or impede the Licensee’s peaceful enjoyment and use of the Premises.

7.	NOTICES

7.1	Any notice and other communications provided for in this Agreement shall be in writing and shall be first transmitted by facsimile/electronic transmission and then confirmed by postage prepaid registered airmail or by nationally recognised courier service, in the manner as elected by the Party giving such notice to the following addresses:
(a)	In the case of notices to the Licensor:

Address:	Sofotel Software Service Pvt. Ltd. 10B, Bakhtawar, Nariman Point Mumbai 400 021
Fax:	+91 22 2202 0359
Attn.:	Mr. Deepak Desai
E-mail:	sofotel@vsnl.net
(b)	In the case of notices to the Licensee:

Address:	WNS Global Service Pvt. Ltd. Plant 10, Godrej & Boyce Complex Pirojshanagar, Vikhroli (W) Mumbai 400 079
Fax:	+91 22 5518 8960
Attn:	Mr. Neeraj Bhargava
E-mail:	neeraj.bhargava@wnsgs.com
With a copy of the notice to:

Address:	WNS Global Services (P) Ltd. Sofotel Building National Games Road Yerwada, Pune 411 006
Fax:	+91 20 5606 2801
Attn.:	Ms. Sulakshana Patankar Col. Anil Ummat
Email:	sulakshana.patankar@wnsgs.com anil.ummat@wnsgs.com
7.2	All notices shall be deemed to have been validly given on (i) the business date immediately after the date of transmission with confirmed answer back, if transmitted by facsimile/electronic transmission, or (ii) the business date of receipt, if transmitted by courier or registered mail.

7.3	Either Party may, from time to time, change its address or representative for receipt of notices provided for in this Agreement by giving to the other Party not less than 30 days prior written notice.

8.	ARBITRATION

8.1	If any despite arises amongst Parties hereto during the subsistence of this Agreement or thereafter, in connection with the validity, interpretation, implementation or alleged material breach of any provision of this Agreement or regarding a question, including the questions as to whether the termination of this Agreement has been legitimate, the Parties shall endeavor to settle such dispute amicably.

8.2	In the case of failure by the Parties to resolve the dispute in the manner set out above within 30 days from the date when the dispute arose, the dispute shall be referred to arbitration of a sole arbitrator to be appointed by the Parties or in case of disagreement as to the appointment of the sole arbitrator to a panel of three arbitrators with each Party nominating one arbitrator and the arbitrators so appointed appointing the third arbitrator. The place of the court of arbitration shall be Mumbai. The arbitration proceeding shall be governed by the Arbitration and Conciliation Act, 1996 and shall be in the English language. The arbitrator/arbitral panel shall also decide on the costs of the arbitration proceedings.
8.3	The arbitrator’s/arbitral panel’s award shall be substantiated in writing and the Parties shall submit to the arbitrator’s/arbitral panel’s award which shall be enforceable in the court of law in Mumbai.

8.4	The provisions of this Clause shall survive termination of this Agreement.

9.	TERMINATION

This Agreement shall be terminated only in the manner provided herein and on no other ground.

9.1	Licensee may terminate this agreement any time for convenience after giving a written notice of not less than twelve (12) months to the Licensor stating the Licensee’s intention to terminate.

9.2	Either Party (“Non-defaulting Party”) may terminate this Agreement in the event of a material breach by the other Party (“Defaulting Party”) of any of its obligations under this Agreement, provided that a 90 day’s written notice in that behalf is given to the Defaulting Party. Notwithstanding the foregoing, if the Defaulting Party remedies the breach to the satisfaction of the Non-defaulting Party within the said period of 90 days, the notice shall stand withdrawn and this Agreement shall continue to be valid and binding. Provided however, and notwithstanding anything to the contrary contained herein. If the Defaulting Party contends that no such breach has occurred and / or such breach has been remedied, and if the Defaulting Party invokes the arbitration clause contained herein, then and in such event, this Agreement shall not be terminated by the Non-Defaulting Party until the arbitral panel constituted under the provisions of Clause 8 above has held that the Defaulting Party did commit such material breach and / or did not remedy the same.

9.3	Notwithstanding anything contained in Clause 9.1 above, it is hereby agreed that if any of the following events occur:
(i)	If either party passes a resolution for voluntary winding up;

(ii)	If a receiver is appointed by a court of law in respect of either Party’s property;

(iii)	If an order is passed by a competent court of law for winding up of either Party;

(iv)	If either Party takes or suffers any action for dissolution or liquidation;
this Agreement may be forthwith terminated as the option of the other Party which option is to be exercised in writing.
9.4	Upon the expiry or earlier termination of this Agreement, the Licensee shall vacate the Premises together with all its employees, agents and representatives who may be in occupation of the Premises and hand over vacant possession thereof (duly debonded) to the Licensor.

10.	RIGHT TO USE

10.1	Nothing contained herein shall be construed as creating any right, interest or tenancy in favour of the Licensee in, over or upon the Premises or any part thereof or transferring any interest therein in favour of the Licensee other than the rights and permissions granted herein to use and occupy the Premises as a licensee for the term of this Agreement. This licence is purely temporary for the period provided herein.

10.2	It is expressly agreed to between the Parties hereto that the Licensee shall not have any right whatsoever in respect of the Premises or the area surrounding thereto or any part thereof and it shall not at any time claim any rights whatsoever in respect of the Premises or the area surrounding thereto or any part thereof other than the right to enter upon and enjoy the use of the Premises or any part thereof as herein prescribed.

10.3	Upon the expiry or earlier termination of this Agreement the Licensee shall vacate the Premises together with all its employees, agents and representatives who may be in occupation of the Premises and hand over vacant possession thereof (duly debonded) to the Licensor. The Licensee agrees and undertakes for itself and each of the persons aforesaid not to enter upon the Premises or commit trespass after the expiry or earlier revocation of this Agreement.

10.4	Upon the expiry or earlier termination of this Agreement and in the event the Licensee fails to vacate the Premises or any part thereof upon refund of the Security Deposits together with its employees, agents and representatives who may be in occupation of the Premises and hand over vacant possession thereof (duly debonded) to the Licensor, it is agreed that the Licensee shall pay to the Licensor Rs. 56,488 per day from the date of such default until such time as the Licensee vacates the Premises together with its employees, agents and representatives and their belongings and has handed over vacant possession thereof (duly debonded) to the Licensor. This is in addition to all other legal rights and remedies of the Licensor including the right of the Licensor to use reasonable force to prevent the Licensee or any person claiming under it from entering the Premises.

11.	MISCELLANEOUS PROVISIONS

11.1	Assignment and Sub-license

It is expressly agreed by and between the Parties that juridical possession of the Premises shall be always that of the Licensor. The Licensee is granted a personal, non-transferable and non-assignable licence to use the Premises on the terms and conditions stated herein. Notwithstanding the foregoing the Licensee shall subject to prior written permission from the Licensor (which permission shall not be unreasonably withheld by the Licensor) be free to sublicense the Premises, provided granting of such a sub-license shall not discharge the Licensee of its obligations hereunder.
11.2	Relationship

Nothing contained herein shall be construed as creating any right, interest or tenancy in favour of the Licensee in over or upon the Premises or any part thereof or transferring any interest therein in favour of the Licensee other than the rights and permissions granted herein to use and occupy the Premises as the Licensee for the term of this Agreement.
11.3	Amendments
No modification or amendment to this Agreement and no waiver of any of the terms or conditions hereto shall be valid or binding unless made in writing and duly executed by both Parties.
11.4	Entirely
The Parties hereto acknowledge, declare and confirm that this Agreement represents the entire agreement between them regarding the subject matter hereof and no alterations, additions or modifications hereto shall be valid and binding unless the same are reduced to writing and signed by both the Parties after the execution of this Agreement and the understanding reached in view of the Previous Agreements and/or any other letters, agreements, addendums, supplemental agreements shall stand terminated from the Effective Date.
11.5	Partial Invalidity
If any provision of this Agreement is held to be invalid of unenforceable to any extent, the remainder of this Agreement shall not be affected and each provision of this Agreement shall be valid and enforceable to the fullest extent permitted by law. Any invalid or unenforceable provision of this Agreement shall be replaced with a provision that is valid and enforceable and most nearly reflects the original intent of the unenforceable provision.
11.6	Costs
All costs charges and expenses including but not limited to stamp duty, registration charges etc. payable in respect of this Agreement shall be borne by the Licensor, provided that as consideration for bearing the stamp duty and registration charges payable in respect of this Agreement, the Licensee shall pay such amount to the Licensor and in such manner as mutually agreed in writing by the Parties. Each Party shall bear and pay the professional costs of their respective consultants.
11.7	Governing Law
This Agreement and all other transactions executed in pursuance hereof shall be governed and construed in accordance with the laws of India.

IN WITNESS WHEREOF the Parties hereto have hereunto set and subscribed their respective hands the day and year first hereinabove written.

SIGNED AND DELIVERED BY The within named ‘LICENSOR’ By the hand of Mr. C. K. Mehta Director pursuant to Board Resolution dated 29th Nov ‘06	/s/ C.K. Mehta

SIGNED AND DELIVERED BY The within named ‘LICENSEE’ By the hand of Col. Anil Ummat V.P. Facilities & Administration pursuant to Board Resolution dated 30th Nov. 2006	/s/ Col. Anil Ummat

ANNEXURE — A
DESCRIPTION OF LICENCED PREMISES
     Office premises admeasuring 36,500 sq.ft situated off Lower Ground Floor and Ground Floor of the Building known as ‘SOFOTEL’ constructed on the piece and parcel of the land bearing plot No. 192B situated at ‘Deepak Complex’, National Games Road, Yerwada Taluka Sub District of Haveli and within the Registration District of Pune, and situated within the limits of Pune Municipal Corporation Pune.

Annexure B
The List of Furniture & Fixture on the Ground Floor & Lower Ground Floor

1.	Work Stations with Runners	119 nos
2.	Cabins	5 nos
3.	Library Room With discussion table	1 nos
4.	Discussion Room with Table	1 nos
5.	Conference Room With Fixed Table	2 nos
6.	Interview Room with Table	1 nos
7.	Training Room	1 nos
8.	Server Room with False Ceiling	1 nos
9.	Chairs	200 nos
10.	Reception Table	1 nos
11.	Sofa Set	2 nos
12.	Speakers	54 nos
13.	Corner tables	2 nos
14.	Centre Table	1 nos
15.	Smoke Detectors	31 nos
16.	Electricals

•	Twin Tube 40 Watt (Big Size)
	with Fittings	122 Nos
•	Bulbs with fittings	- 135 nos
•	Picture Lamps	- 4 nos
•	9 Watt PI Lamps fittings	- 43 nos
17.	Air Conditioner
•	7.5 Tr— 3 nos split air conditioners

•	5 Tr — 1 No Split Air conditioner
18.	Venetian Blinds — Present on Windows across the floor Expect for Windows Towards BSNL building.

19.	Acess Control System — To be activated by Zicom & confirm the working condition.

20.	Fire & Burglary Alarm System- To be activated by the Zicom & confirm the working condition.